Exhibit 99.1

Eco Wave Power Announces Q3 Results: Power Station Sale in Taiwan will Boost Q4 Revenues, 83% Energy Goal Reached in Israel, U.S. License Secured, and Shares Buyback Commenced by the Company

Stockholm, Sweden, November 21st, 2024 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading, publicly traded onshore wave energy technology company, is pleased to report its financial results as of and for the nine months ended September 30, 2024, and provide a corporate update.

Management Commentary

Operations

In the first nine months of 2024, Eco Wave Power achieved several significant milestones, demonstrating our commitment to growth and resilience. We continued to prioritize cost efficiency, successfully reducing expenses from the second quarter to the third quarter of 2024 by 10%. By the end of the third quarter, we maintained a strong financial position with $7.04 million in cash and short-term bank deposits. During this time, we successfully achieved the following key milestones:

●	In Taiwan, Eco Wave Power signed a first wave energy project sale agreement with I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company (“Lian Tat”), a leading maritime engineering company, to bring wave energy technology to Taiwan. Under the agreement, I-Ke will fully finance a 100KW pilot wave energy project by purchasing a turnkey conversion unit from Eco Wave Power, which includes hydraulic, electric, and automated control components.

I-Ke will oversee the project’s local components, including the production of floaters, hydraulic cylinders, and all other components of the technology, which are located on the seaside of the marine structure. Additionally, I-Ke is responsible for securing permits, land use approvals, and other necessary licenses. By supporting local manufacturing and installation, I-Ke aims to position Taiwan as a regional hub for wave energy technology and lay the groundwork for broader deployment in the Asia Pacific region.

Following the signing of the agreement, Eco Wave Power’s Chief Executive Officer Inna Braverman visited the site, accompanied by I-Ke’s business development and project management representatives, to review the installation plans. Local port officials, who also joined the visit, expressed enthusiasm for the project that marks a significant step toward establishing wave energy as part of Taiwan’s renewable energy landscape.

●	In Israel, in early September 2024, an advanced automation system was implemented at the Company’s EWP-EDF One Project at the Port of Jaffa. This new system enables power generation from waves as low as 0.4m, improves operational data accuracy, and enhances system safety. In the third quarter of 2024, EDF-EWP One concluded its first operations and maintenance year with operating expenses (OPEX) amounting to only 3.66% of the CAPEX, successfully meeting the target of less than 4%.

As reported, the EWP-EDF One Project at the Port of Jaffa has been supplying clean wave-generated energy to the Israeli national electrical grid since its connection in late 2023. An opening ceremony for the project is scheduled for December 5, 2024.

In the third quarter of 2024, Eco Wave Power and EDF Renewables IL continued analyzing the project’s operational results, which remain encouraging. Energy generation has improved and power station downtime remained at 0% as of September 30, 2024. Additionally, the Company made progress toward its energy generation target, achieving an additional 27% improvement from June to September 2024, reaching 83% of the forecasted energy for the site.

In Los Angeles, CA, –Eco Wave Power has received the final Nationwide federal Permit (NWP) from the U.S. Army Corps of Engineers for its groundbreaking wave energy project at AltaSea’s premises in the Port of Los Angeles. This milestone marks a significant step forward in the development of Eco Wave Power’s pioneering wave energy project, which is set to become the first onshore wave energy installation in the United States.

The permit, issued under NWP 52 for Water-Based Renewable Energy Generation Pilot Projects, authorizes Eco Wave Power to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One.

The system will also include an energy conversion unit, comprised of two 20-foot shipping containers, which will be placed on the wharf deck and connected to the floaters. With the conversion unit already shipped to the site, Eco Wave Power plans to complete installation by the end of Q1 2025.

In addition to securing the final permit, this achievement marks the completion of two key milestones under Eco Wave Power’s co-investment agreement with Shell MRE, announced in April 2024, which is expected to serve as an additional boost to the Company’s revenues in Q4, 2024

●	In Portugal, Eco Wave Power officially kicked off its first megawatt-scale wave energy project in Porto. Inna Braverman, Founder and CEO, and Eco Wave Power’s engineering team met with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A (APDL) and other key stakeholders to kick off the project. Following this meeting, the team conducted a site visit to the breakwater and “The Gallery”- a space beneath the breakwater where Eco Wave Power’s equipment will be installed and later transformed into a public wave energy museum and educational center.

In September 2024, the Company engaged with local civil engineering companies to prepare the full execution plans and began coordinating with E - Redes - Distribuição De Eletricidade, S.A. (EDP - Distribuição Energia) on the grid connection for the first 1MW and related infrastructure. This project is in line with a 20MW Concession Agreement with APDL.

Appointment of a new VP Engineering

On November 2024, Eco Wave Power announced the appointment of Mr. Ran Atias as Vice President of Engineering. Ran joins Eco Wave Power with broad experience in the management of high-complexity mega projects, driving research and development, managing diverse engineering teams, and has demonstrated success in product scaling a cross a variety of industries, including the automative, defense and robotics industries. This strategic addition to its executive team underscores Eco Wave Power’s unwavering commitment to driving innovation and leadership within the wave energy industry, while accelerating the delivery of projects.

ADS Repurchase

●	In December 2023, Eco Wave Power submitted a request to the Financial Supervisory Authority of Sweden (“SFSA”) to authorize the repurchase of American Depositary Shares (“ADS”) representing up to 10% of the Company’s total number of shares, the maximum allowed under Swedish law. In August 2024, the SFSA clarified that in its opinion, ADS are not considered equivalent to shares under Chapter 19 of the Swedish Companies Act, allowing Eco Wave Power to proceed with repurchases according to Swedish law.

Following this decision, Eco Wave Power entered into an agreement with Oppenheimer & Co. Inc. (“Oppenheimer”) to facilitate the buyback process and in September 2024, the Company commenced the repurchases of its ADSs and plans to continue such repurchase during the open trading windows in November and December, 2024.

CEO Commentary:

Dear Shareholders,

As we move through the first nine months of 2024, I am pleased to report that Eco Wave Power continues to demonstrate both financial discipline and operational resilience. Our commitment to maintaining a lean cost structure has allowed us to preserve a strong cash position of $7.04 million in cash and short-term bank deposits and reduced our operating expenses by 10% compared to the prior quarter.

Operational and Project Progress

We have made notable progress across our key projects, with significant milestones achieved in our global operations. At the Port of Jaffa in Israel, we experienced exceptional results from the EWP-EDF One project, which marked a key operational achievement in June 2024 by reaching 0% downtime for the first time. Furthermore, the project has now reached 83% of its energy generation target—an impressive increase of additional 27% improvement from June to September - surpassing the average annual performance of our first grid-connected project in Gibraltar (2016-2022).

In the United States, we have received the final Nationwide Permit (NWP) from the U.S. Army Corps of Engineers for our groundbreaking wave energy project at AltaSea’s premises in the Port of Los Angeles.

This milestone marks a significant step forward in the development of Eco Wave Power’s pioneering wave energy project, which is set to become the first onshore wave energy installation in the United States.

The permit, issued under NWP 52 for Water-Based Renewable Energy Generation Pilot Projects, authorizes Eco Wave Power to install eight wave energy floaters on the piles of an existing concrete wharf structure on the east side of Municipal Pier One. With the conversion unit already shipped to the site, Eco Wave Power plans to complete installation by the end of Q1 2025.

In addition to securing the final permit, this achievement marks the completion of two key milestones under Eco Wave Power’s co-investment agreement with Shell MRE, announced in April 2024, which is expected to boost the Company’s revenues in Q4, 2024.

Expansion into New Markets

In addition to our ongoing projects, we are excited to announce the signing of our first turnkey wave energy deal in Taiwan. This marks a significant step forward in our strategy to sell wave energy projects to third parties. The Taiwanese deal has already sparked interest from several global companies seeking to replicate this deal structure. We are confident that this deal structure will fuel growth in Eco Wave Power’s presence in the global wave energy market and further enhance our revenue potential.

Importantly, we believe that securing three to four additional deals of a similar nature to the Taiwanese agreement will position Eco Wave Power as the first profitable wave energy company in the world. This would represent a transformative milestone for the wave energy industry, which has traditionally been viewed as capital intensive.

To support this growth, we have strengthened our engineering capabilities with the addition of a Vice President of Engineering. We are also in the process of building a U.S.-based sales and business development team to drive our expansion in North America and execute more turnkey projects.

Share Repurchase Program and Capital Structure

We are also pleased to update our shareholders on the progress of our American Depository Shares (ADS ) repurchase program. Following the approval in Q2 to begin the repurchases, we commenced purchases in September 2024, in collaboration with Oppenheimer. We plan to continue these repurchases in the upcoming open window, inNovember through December 2024. We believe that this initiative will enhance shareholder value by improving the Company’s capital structure and providing our leadership with greater flexibility to execute on strategic priorities.

Support for Marine Energy Policy and Legislation

On the legislative front, we are encouraged by recent developments in U.S. marine energy policy. In Q2, Representatives Nanette Barragán (CA-44) and Suzanne Bonamici (OR-01) introduced the Marine Energy Technologies Acceleration Act. This proposed legislation seeks to appropriate $1 billion to accelerate marine energy technologies toward full-scale commercialization. Representative Barragán has already visited Eco Wave Power’s installation site in California and expressed enthusiasm about the potential for wave energy in the region.

The Marine Energy Technologies Acceleration Act would provide critical funding for demonstration projects, research and development, and workforce development, among other initiatives. As we look ahead, we remain optimistic that the need for resilient, renewable energy solutions will continue to gain bipartisan support, particularly as climate-related challenges, such as increasingly intense storms, highlight the importance of energy resiliency.

While there is uncertainty surrounding the fate of the Inflation Reduction Act (IRA) with the return of President-elect Donald Trump, we believe that states, especially California, will continue to play a pivotal role in advancing clean energy initiatives. We believe that the momentum toward renewable energy is undeniable, and we are confident that this progress will continue, regardless of the political landscape.

Looking Ahead

As we navigate the remainder of 2024, Eco Wave Power remains steadfast in its mission to lead the way in wave energy technology. We are committed to executing on our strategic initiatives, expanding our global footprint, and creating long-term value for our shareholders.

In closing, I would like to share a sentiment from J.D. Dillon, Chief Marketing Officer of Tigo Energy, Inc., who aptly stated, “The march toward renewable clean energy is both inevitable and the right thing to do. It will happen regardless of who is in the White House or Congress. It may slow down or speed up, but it will continue.”

Thank you for your continued trust and support.

Sincerely,
Inna Braverman
Chief Executive Officer, Eco Wave Power

Nine Months Ended September 30, 2024 Financial Overview

●	Operating expenses were $1.96 million, up by 6% from the same period last year.

●	Research and development expenses were $434,000 compared to $383,000 in the same period last year. Research and development costs increased mainly due to an increase in payroll and related expenses in the first nine months of 2024 as well as reduction in grants received to date. We expect our research and development expenses to increase during the upcoming implementation of our first commercial scale project in Portugal.

Sales and marketing expenses decreased to $211,000 compared to $262,000 in the same period last year. This decrease was primarily attributable to a decrease in payroll and related expenses in the first half of 2024. We expect that our sales and marketing expenses will increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses were $1,316,000 compared to $1,217,000 in the same period last year. This increase was primarily attributable to a $55,000 increase in professional services and an increase in travel expenses. We expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Other income of $36,000 was generated mainly from a grant and from management fees in a joint venture.

●	Share of net loss of a joint venture accounted for using the equity method for the nine months ended September 30, 2024 was $41,000.

●	Operating loss was $1.96 million compared to $1.86 million in the same period last year, a minimal increase of 5%.

●	Net financial income was $394,000, compared to $802,000 in the same period last year. This decrease was primarily attributable to a decrease in foreign currency exchange gains.

●	Net loss was $1,572,000, or $0.03 per basic and diluted share, compared to a net loss of $1,052,000, or $0.02 per basic and diluted share in the same period last year.

●	In September 2024, the Company repurchased 5,975 ADSs representing 47,800 common shares for $25,000. The cost is recorded as treasury shares and deducted from equity.

●	The Company ended the period with $7.04 million in cash and cash equivalents and in short-term bank deposits, a decrease of only $447 thousand from Q2, 2024.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Monday, November 25, 2024, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011 (international). If requested, please provide participant access code: 855979

●	The event will be webcast live, available at: https://www.webcaster4.com/Webcast/Page/2922/51627

●	You may submit your questions for the call until November 24, 2024 at 12:00 pm Eastern time via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Friday, December 6, 2024. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 51627. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW. The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

Aharon Yehuda, CFO

Aharon@ecowavepower.com

+97235094017

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the prospective financing and aims of the I-KE project in Taiwan, including its that this project will fuel growth in Eco Wave Power’s presence in the global wave energy market and further enhance its revenue potential and its belief that securing more deals similar to this agreement could position it as the first profitable wave energy company in the world, the prospective execution and timing of the Company’s plans based on receiving the NWP and the belief that the Company’s activities at the Port of Los Angeles will contribute positively to the Company’s revenue stream in the fourth quarter of 2024, the potential impact benefit to the Company of proposed federal legislation on marine energy technologies, that the Company’s plans and intentions regarding a share repurchase program , the timing thereof and that it will enhance shareholder value by improving the Company’s capital structure and provide its leadership with greater flexibility to execute on strategic priorities, the growth of the Company’s business in North America and the belief that the momentum toward renewable energy is undeniable and that this progress will continue regardless of the political landscape. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30, 2024	December 31, 2023
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	6,973	4,281
Short term bank deposits	-	4,102
Restricted short-term bank deposits	62	63
Trade receivables	-	202
Other receivables and prepaid expenses	119	108
TOTAL CURRENT ASSETS	7,154	8,756

NON-CURRENT ASSETS:
Property and equipment, net	604	636
Right-of-use assets, net	22	90
Investments in a joint venture accounted for using the equity method	492	527
TOTAL NON-CURRENT ASSETS	1,118	1,253
TOTAL ASSETS	8,272	10,009

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,000	974
Current maturities of long-term loan	94	62
Accounts payable and accruals:
Trade	166	50
Other	920	957
Short term lease liabilities	15	87
TOTAL CURRENT LIABILITIES	2,195	2,130

NON-CURRENT LIABILITIES:
Long-term loan	53	78

TOTAL NON-CURRENT LIABILITIES	53	78

TOTAL LIABILITIES	2,248	2,208

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Treasury shares	(25)	-
Foreign currency translation reserve	(2,466)	(2,275)
Accumulated deficit	(14,543)	(12,994)
Capital and reserves attributable to parent company shareholders	6,185	7,950
Non-Controlling interest	(161)	(149)
TOTAL EQUITY	6,024	7,801
TOTAL LIABILITIES AND EQUITY	8,272	10,009

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
	In USD Thousands
REVENUES	-	27	-	27
COST OF REVENUES	-	(19)	-	(19)
GROSS PROFIT	-	8	-	8
OPERATING EXPENSES
Research and development expenses	(114)	(60)	(434)	(383)
Sales and marketing expenses	(74)	(69)	(211)	(262)
General and administrative expenses	(422)	(363)	(1,316)	(1,217)
Other income	4	5	36	14
Share of net loss of a joint venture accounted for using the equity method	(11)	(4)	(41)	(14)
TOTAL OPERATING EXPENSES	(617)	(491)	(1,966)	(1,862)

OPERATING LOSS	(617)	(483)	(1,966)	(1,854)

Financial expenses	(13)	(15)	(40)	(41)
Financial income	76	305	434	843
FINANCIAL INCOME - NET	63	290	394	802

NET LOSS	(554)	(193)	(1,572)	(1,052)

ATTRIBUTABLE TO:
The Parent Company shareholders	(549)	(193)	(1,550)	(1,052)
Non-controlling interests	(5)	-	(22)	-
	(554)	(193)	(1,572)	(1,052)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.012)	(0.004)	(0.035)	(0.024)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,375,272	44,394,844	44,394,114	44,394,844